UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERICAN MEDICAL TECHNOLOGIES, INC.
Full Name of Registrant

AMERICAN DENTAL TECHNOLOGIES, INC.
Former Name if Applicable

5655 BEAR LANE
Address of Principal Executive Office (Street and Number)

CORPUS CHRISTI, TX 78405
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has experienced a delay in completing the information necessary for inclusion in its December 31, 2007 Form 10-KSB Annual Report.  The Company expects to file its Form 10-KSB Annual Report within the allotted extension period.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	BARBARA WOODY	361	289-1145
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The significant changes in results of operations from 2006 were:  an increase in revenues from $2,712,335 in 2006 to $3,165,399 in 2007 primarily as a result of the addition of the Spectrum product line in April 2006, commissions earned from the Direct Crown product line added in April 2007 and the sale of inventory from discontinued product lines; an increase in gross profit as a percentage of revenues from 50% in 2006 to 53% in 2007 due to a higher gross margin on the Spectrum product line than existing product lines and commissions earned from the addition of the Direct Crown product line which were partially offset by an increase in the Company’s inventory valuation allowance; an increase in selling, general and administrative expenses from $2,841,547 in 2006 to $2,845,731 in 2007 primarily due to employee stock option expenses, license fees and other professional fees; a net loss of ($1,421,992) in 2006 compared to a net loss of ($952,856) in 2007; an increase in other income from $67,231 in 2006 to $242,918 primarily due to compensation for consulting services and the write off of customer credits from prior years; and the basic and diluted loss per share of ($0.17) in 2006 compared to ($0.11) in 2007.

AMERICAN MEDICAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Barbara Woody
Barbara Woody, Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).